November 10, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

     Re:  PHL Variable Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed August 22, 2014
File No. 333-20277

Dear Mr. Rosenberg:

PHL Variable Insurance Company (the “Company”) submits this letter in response to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2014 (the “Comment Letter”), addressed to Ms. Bonnie J. Malley, Executive Vice President and Chief Financial Officer of the Company and relating to the above-referenced Annual Report on Form 10-K (the “2013 Form 10-K”).  We have responded herein to the Staff’s comments and questions regarding certain disclosures contained in the 2013 Form 10-K and have provided disclosures that we propose to include in appropriate future Company filings with the Commission in response thereto.

For your convenience, the numbered paragraphs in this letter correspond to the numbered comments set forth in the Comment Letter and, where appropriate, include the disclosure in italics below that will be added to appropriate future Company filings with the Commission.  Page references in the text of this letter correspond to the referenced page of the 2013 Form 10-K.

Item 1A. Risk Factors
Persistent low interest rates or significant increases in interest rates could adversely affect our business and results of operations, page F-20

Comment

1.You state that the current low interest rate environment has meant that you have invested or reinvested cash flows at substantially lower yields than your existing portfolio yield, while your ability to reduce credited rates has been limited by contractual minimums.  Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows.  To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please

Bonnie J. Malley	One American Row	860.403.5941 Phone
Executive Vice President	P.O. Box 5056	860.403.3153 Fax
Chief Financial Officer	Hartford, CT 06102-5056	bonnie.malley@phoenixwm.com

include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

Response

The Company is impacted by macroeconomic factors and changes in the financial markets that are not directly related to specific actions of the Company, which is typical for a life insurance company. The market risk associated with such changes that are not directly caused by changes in the Company’s operations, including the impact of low interest rates, is discussed in greater detail in our Forms 10-K and 10-Q under the heading Enterprise Risk Management.  The impact of the low interest rate environment to the Company’s financial position, results of operations, and cash flows is discussed below, along with our proposed Management’s Discussion and Analysis disclosure, which will be provided in a new section Low Interest Rate Environment.

Interest rate spread management could impact the Company most significantly in its universal life policies which represents less than 30% of our total policy liabilities, accruals, and deposit funds.  Currently, the investment portfolio backing our universal life policies is yielding in excess of xx% while the guaranteed minimum policyholder crediting rate for these policies is primarily at 4%.  Our account values for products with minimum guaranteed crediting rates, including universal life which is substantially credited at the 4% guaranteed minimum crediting rate floor, will be shown in the table set forth below, which will be included in our Forms 10-K.  Our aggregate fixed indexed annuities have a much larger account value but have substantially lower minimum guaranteed crediting rates.

To clarify the impacts of the low interest rate environment to our financial position, results of our operations, and cash flows, we plan to include the information in italics below in our Form 10-Q for the period ended September 30, 2014 (to the extent that we are able to do so without unreasonably delaying that filing), and thereafter we will include similar information, to the extent relevant, in our Forms 10-K and provide an update in our Forms 10-Q:

Proposed disclosure (to be included in Management’s Discussion and Analysis)

Low Interest Rate Environment

As a result of the continuing low interest rate environment, the Company’s current reinvestment yields are generally lower than the current investment portfolio yield, primarily for our investments in fixed-income securities.  We expect our portfolio income yields to continue to gradually decline in future periods if interest rates remain low.  Approximately xx% of the Company’s $xx billion total policy liabilities and deposit funds have account values that contain certain guaranteed minimum interest rates, principally universal life, fixed indexed annuities, and the fixed return portion of variable annuities.

For certain products we guarantee interest rates to our policyholders and primarily invest in fixed rate securities to fund those guaranteed rates. Interest rate spread management could impact the Company most significantly in its universal life policies.  Therefore, the impact to our operations could arise primarily from these universal life products since guaranteed interest rates, in some cases, are near or approaching our current reinvestment rate on our related fixed-income securities.  However, universal life policies represent less than 30% of our total policy liabilities, accruals, and deposit funds. Currently, the investment portfolio backing our universal life policies is yielding in excess of xx% while the guaranteed minimum policyholder crediting rate for these policies is primarily at 4%.  While fixed indexed annuities comprise a larger balance of policies with guaranteed minimum interest rates to protect the initial investment, the crediting / guarantee rates on these products adjust more consistently with interest rates so there is a less significant impact to our results of operations. The Company estimates that the annualized net investment income yield on its fixed-income securities was approximately xx% during the nine months ended September 30, 2014.  The average investment rate on fixed-income securities purchases during the nine months ended September 30, 2014 was approximately xx% on total purchases of approximately $xx billion.  Management estimates that proceeds from maturities, calls, and prepayments of approximately $xx million is expected to be available for reinvestment over the next 12 months, before considering other cash flow uses.  Assuming such amounts are reinvested at new money interest rates prevailing at September 30, 2014, we estimate that would reduce net investment income by $xx million during the next 12 months. The estimated impact is subject to change as the composition of the portfolio changes through normal portfolio management and other factors. The low interest rate environment discussion above does not include the interrelated impacts to earnings from the amortization of deferred policy acquisition costs and profits followed by losses which occurs in response to changing estimated gross profits.

We do not believe that there have been material changes to our market risk exposure since December 31, 2013. As part of our response to this comment letter, we plan to supplement our market risk disclosure as detailed below, in our Form 10-K for the year ending December 31, 2014, specifically under the heading Interest Rate Risk Management in our Enterprise Risk Management disclosures.  Similar to other market risk disclosures, this information would be updated during quarterly periods when material changes occur.  Therefore, we would not plan to include the market risk table below in our Form 10-Q filings unless a material change has occurred since our previous annual year end Form 10-K.

Interest Rate Risk Management

The primary potential risk to our operations related to guaranteed minimum interest rates could arise mainly in our universal life product since the account values with higher guarantees, primarily 4%, are concentrated in this product.  Our other annuity products also contain guaranteed minimum interest rates but the aggregate account values or the guaranteed minimum rates are relatively lower compared to universal life.  At December 31, 2014, we have approximately $xx billion of policyholder insurance liabilities and policyholder deposit funds.  Of this amount, approximately $xx billion represents contracts with crediting rates that may be adjusted over the life of the contract, subject to certain guaranteed minimums.  The table below summarizes the related account values of policies with guaranteed minimum interest rates using ranges indicating the percentage of account values at the guaranteed minimum interest rate range. Our products that do not have an account value with a guaranteed minimum crediting rate are not included in the table below, even though most of our products are sensitive to interest rates.  The table below focuses on products with both an account value and a guaranteed minimum interest rate.  See the Low Interest Rate Environment section for further discussion.

Account Values at the Guaranteed Minimum Interest Rate Ranges

Range of Guaranteed Minimum Interest Rate	Account Values at December 31, 2014	% of Account Values at Guaranteed Minimum Interest Rate

Less than 1 ½%	$xx billion	xx%

Equal to or greater than 1 1/2% but less than 3 1/2%	xx billion	xx%

Equal to or greater than 3 ½% but less than or equal to 4%	xx billion	xx%

Greater than 4% but less than 5%	xx billion	xx%

Total	$xx billion

Consolidated Statements of Cash Flows, page F-7

Comment

2.Please tell us what the net transfers to/from separate accounts represent and why such amounts impact your cash balance.

Response

A Separate Account is a segregated investment account held by the Company that is legally insulated from the Company’s accounts.  As a result, transfers occur to and from those Separate Accounts.  Within the Financing Activities section of the Consolidated Statements of Cash Flows, the caption Policyholder Deposits consists of policyholder deposits into the Company’s universal life, variable universal life, and other investment-type contracts.  For policyholders who have elected to participate in the Separate Accounts, those deposits are transferred to the Separate Accounts through the caption Net Transfers To/From Separate Accounts.  The same situation applies to the Policyholder Withdrawals caption, with withdrawals being recorded to that caption and transfers of policyholder money out of the Separate Accounts going through the caption Net Transfers To/From Separate Accounts.

We believe this information is responsive to your questions, but please let us know if we could add any information to provide further clarity.

PHL Variable Insurance Company acknowledges that:

o	PHL Variable Insurance Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	PHL Variable Insurance Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact me by e-mail at bonnie.malley@phoenixwm.com or by phone at (860) 403-5941, or Frank E. Lawatsch, Jr. of Day Pitney LLP, the Company’s outside legal counsel, at (212) 297-5830.

Very truly yours,

THE PHOENIX COMPANIES, INC.

By: /s/ Bonnie J. Malley
Name: Bonnie J. Malley
Executive Vice President and Chief Financial Officer

Cc:    Tabatha McCullom
Joel Parker
Day Pitney LLP